EXHIBIT 12
MERIDIAN BIOSCIENCE, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND FIXED CHARGES
(AMOUNTS IN 000’S)
     The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Year Ended September 30,
	2008	2007	2006	2005	2004
EBIT	45,992	36,682	28,066	19,705	13,493
Fixed charges (interest)	—	38	128	770	1,557
EBIT before fixed charges	45,992	36,720	28,194	20,475	15,050
Fixed-charge coverage ratio	N/A	966	220	27	10